UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated May 29, 2012: Ocean Rig UDW Inc. Reports Financial and Operating Results for the First Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 29, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FIRST QUARTER 2012

May 29, 2012, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or the Company, a global contractor of off-shore deepwater drilling services today announced its unaudited financial and operating results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

➢

For the first quarter of 2012, the Company reported a net loss of $46.3 million, or $0.35 basic and diluted loss per share. The loss is largely attributed to downtime and mobilization related to the commencement of new contracts.

Included in the first quarter of 2012 results are charges relating to an out-of-court settlement and associated legal costs for $6.4 million, or $0.05 per share. As has been previously disclosed, a legal claim was made by the Company's manager in Angola for the reimbursement of import/export duties levied by the Angolan government for the period 2002 to 2007 when the Leiv Eiriksson operated in Angola. An agreement has been reached for an amount paid by the Company in full and final settlement of the London High Court proceedings.

Excluding the above items, the Company’s net results would have amounted to a net loss of $39.9 million or $0.30 per share.

➢

The Company reported Adjusted EBITDA of $52.1 million for the first quarter of 2012 as compared to $61.5 million for the first quarter of 2011.(1)

Recent Events

•

On May 15, 2012 the Ocean Rig Corcovado completed the general testing of equipment as required by Petroleo Brazilieiro S.A., and has commenced revenue-generating drilling operations in Brazil.

•

On May 14 and May 9, 2012, the Company signed amendments under its $990 million senior secured credit facilities and $800 million senior secured term loan agreement, respectively, to, among other things, allow: Ocean Rig UDW Inc. to pay dividends in an amount up to 50% of its net income subject to certain conditions being met; allow borrowers, which are subsidiaries of the Company, to pay dividends to Ocean Rig UDW Inc., as long as certain conditions are met; and remove all cross-default or cross-acceleration clauses relating to the debt of DryShips Inc.

(1)

Adjusted EBITDA is a non-GAAP measure, please see later in this press release for a reconciliation to net income.

•

On May 10, 2012 the Company signed definitive documentation for the Ocean Rig Olympia with Total E&P Angola (“Total”). The contract is for a three-year period for drilling offshore West Africa, with an estimated backlog of approximately $652 million. Total has the option to extend the contract for two periods of one year each.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“The build out of Ocean Rig continues as all six rigs are now operating on contracts. The short term contracts we had taken during 2010 and 2011 will all play out over the next twelve months, after which all the rigs will be on long-term contracts. This year we have entered into two three-year contracts with Total, solely on the Ocean Rig Olympia and as lead operator on the Leiv Eiriksson contract. With these contracts our total backlog has increased to $2.9 billion and provides good cash flow visibility.

“During the quarter we also streamlined our bank debt covenants to allow for dividends of the parent company and remove the ring fencing of our various lending facilities. In addition, we have now removed all cross-default provisions relating to the debt of DryShips creating a clear separation of the credit profile of Ocean Rig.

“We believe the outlook for the ultra deepwater drilling industry is very positive given the high level of demand we are seeing from all over the globe. Capital expenditures from oil companies are expected to increase by close to 15% this year and a major portion of this will be targeted towards exploration and development. An increasing number of large discoveries have also been announced in deepwater and ultra deepwater in several new oil and gas provinces, which should provide long-term demand for rigs into the foreseeable future. Given strong industry fundamentals and the fact that there are virtually no available units in 2012 we expect to further increase our backlog by entering into long term contracts for our three 2013 newbuilding drillships, the Eirik Raude and the Ocean Rig Poseidon.”

Financial Review: 2012 First Quarter

The Company recorded net loss of $46.3 million, or $0.35 basic and diluted loss per share, for the three-month period ended March 31, 2012, as compared to net income of $28.9 million, or $0.22 basic and diluted earnings per share, for the three-month period ended March 31, 2011. Adjusted EBITDA was $52.1 million for the first quarter of 2012 as compared to $61.5 million for the same period in 2011.

Revenues from drilling contracts increased by $53.7 million to $163.0 million for the three-month period ended March 31, 2012, as compared to $109.3 million for the same period in 2011.

Rig operating expenses and total depreciation and amortization increased to $85.3 million and $54.7 million, respectively, for the three-month period ended March 31, 2012, from $41.9 million and $28.2 million, respectively, for the three-month period ended December 31, 2011. Total general and administrative expenses increased to $16.3 million in the first quarter of 2012 from $7.2 million during the comparative period in 2011.

Fleet List

The table below describes our fleet profile as of May 29, 2012:

Drilling Rigs / Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (*)
Leiv Eiriksson	2001	Q4 – 12	Falkland Islands	$ 118
Leiv Eiriksson	2001	Q1 – 16	North Sea	$ 653
Eirik Raude	2002	Q2 – 12	Ivory Coast	$ 42
Eirik Raude	2002	Q3 – 12	Equatorial Guinea	$ 50
Eirik Raude	2002	Q1- 13	West Africa	$ 75
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$ 534
Ocean Rig Olympia	2011	Q2 – 12	Ghana	$ 54
Ocean Rig Olympia	2011	Q3- 15	Angola	$ 652
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$ 233
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$ 524
Total				$ 2,935

(*) Backlog as of March 31, 2012 as adjusted for firm contracts thereafter

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2011	2012

REVENUES:
Revenues from drilling contracts	$109,326	$162,999

EXPENSES:
Drilling rig operating expenses	41,850	85,340
Depreciation and amortization	28,197	54,680
General and administrative expenses	7,156	16,269
Legal settlements	-	6,424
Operating income	32,123	286

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	3,029	(30,328)
Loss on interest rate swaps	(1,517)	(3,362)
Other, net	1,193	(2,911)
Income taxes	(5,961)	(10,032)
Total other expenses	(3,256)	(46,633)

Net income/(loss)	$28,867	$(46,347)

Earnings/(loss) per common share, basic and diluted	$0.22	$(0.35)

Weighted average number of shares, basic and diluted	131,696,928	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	March 31, 2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250,878	$126,589
Restricted cash	57,060	55,264
Other current assets	188,471	242,660
Total current assets	496,409	424,513

FIXED ASSETS, NET:
Advances for rigs assets under construction and acquisitions	754,925	766,601
Drilling rigs, machinery and equipment, net	4,538,838	4,512,128
Total fixed assets, net	5,293,763	5,278,729

OTHER NON-CURRENT ASSETS:
Restricted cash	125,040	125,063
Other non-current assets	100,143	161,336
Total non-current assets	225,183	286,399
Total assets	6,015,355	5,989,641

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	210,166	210,244
Other current liabilities	217,391	277,556
Total current liabilities	427,557	487,800

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	2,525,599	2,466,490
Other non-current liabilities	63,743	77,400
Total non-current liabilities	2,589,342	2,543,890

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,998,456	2,957,951
Total liabilities and stockholders’ equity	$6,015,355	$5,989,641

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, gains or losses on interest rate swaps and other operating expenses. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2011	2012
Net income/(loss)	$28,867	$(46,347)

Add: Net interest expense/(income)	(3,029)	30,328
Add: Depreciation and amortization	28,197	54,680
Add: Income taxes	5,961	10,032
Add: Loss on interest rate swaps	1,517	3,362
Adjusted EBITDA	$61,513	$52,055

Conference Call and Webcast: May 30, 2012

As announced, the Company’s management team will host a conference call, on Wednesday, May 30, 2012 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until June 06, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com